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SEC Mail Processing Section

FEB 29 2016

Washington DC 409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67147

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OTR GLOBAL TRADING LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Four Manhattanville Road
(No. and Street)

Purchase (City) NY (State) 10577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Del Johnson 914-908-3961
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith&Brown
(Name – *if individual, state last, first, middle name*)

465 South Street, Suite 200 (Address) Morristown (City) NJ (State) 07960 (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Del Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OTR Global Trading LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KARINA P KONGO
Notary Public - State of New York
NO. 01KO6288416
Qualified in Westchester County
My Commission Expires Sep 3, 2017

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OTR GLOBAL TRADING LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

OTR GLOBAL TRADING LLC

CONTENTS

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
OTR Global Trading LLC:

We have audited the accompanying statement of financial condition of OTR Global Trading LLC (the "Company"), as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of OTR Global Trading LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 26, 2016

OTR GLOBAL TRADING LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS		
Cash	$	9,994
Due from clearing broker		4,284,030
Commissions receivable		186,091
Prepaid expenses and other assets		86,778
Due from affiliate		942,709
Fixed assets, net		131,965
	$	5,641,567
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to brokers	$	2,588
Due to affiliate		24,801
Accrued expenses and other liabilities		491,332
Total liabilities		518,721
Member's equity		5,122,846
	$	5,641,567

See accompanying notes to financial statements.

OTR GLOBAL TRADING LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of business and summary of significant accounting policies

Nature of Business

OTR Global Trading LLC (the "Company") is a Delaware Limited Liability Company formed on September 15, 2005. As of January 1, 2009 ownership of the Company was transferred from OTR Global LLC to OTR Global Holdings LLC. On December 1, 2009 ownership was transferred from OTR Global Holdings LLC to OTR Global Holdings, II Inc. (the "Parent").

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was established to provide agency, principal and riskless principal executions to institutional customers as well as to provide an independent equity research product prepared by an affiliated entity to institutional customers in exchange for portfolio commissions.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Commission Revenue and Expense Recognition from Securities Transactions.

The Company trades on behalf of the customers in an agency capacity. Commissions from the customers and related expenses are recorded on the trade-date basis. All trades are cleared via the company's clearing firm, trade activities are reconciled on the daily basis.

Commissions Receivable

The Company carries its commission's receivable at cost. Commissions receivable at December 31, 2015 were approximately $186,000. On a periodic basis, the Company evaluates its receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. There was no allowance for doubtful accounts at December 31, 2015.

Due to Brokers

Due to brokers consists of brokerage and clearing fees due to various brokerage houses.

Fixed Assets

The Company's fixed assets consist of phone equipment and are stated at cost less accumulated depreciation. The Company depreciates its fixed assets over a useful life of 5 years using the straight line method.

Income taxes

The Company has elected to be treated as a limited liability company under the applicable provisions of income tax law. The Company is a single member limited liability company and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent. However, the Company is subject to corporate taxes by virtue of its inclusion. In the Parent's corporate tax filings and, therefore, records a provision for such current or deferred taxes as may be applicable to its operations. The Company reimburses the Parent for taxes incurred and attributable to the Company's income reported on the Parent's tax returns, and deferred tax benefits utilized by the Parent Company are subject to reimbursement by the Parent.

1. Nature of business and summary of significant accounting policies (continued)

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the period in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

ASC 740, *Accounting for Income Taxes,* prescribes accounting for and disclosure of uncertainty in tax positions. This interpretation defines the criteria that must be met for the benefits of a tax position to be recognized in the financial statements and the measurement of tax benefits recognized.

The Company's net deferred income tax asset at December 31, 2015 arose from the net operating loss carry forward and differences in the book and tax methods of recording depreciation on fixed assets. Net long-term deferred income tax asset amounted to $31,000 at December 31, 2015. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, and the scheduled reversal of deferred tax liabilities, management believes it is more-likely-than-not the Company will not realize the benefits of these deductible differences at December 31, 2015, therefore a full valuation allowance has been recorded against the deferred tax asset which decreased by $1,487,000 in 2015.

Net operating loss carry forward attributable to federal income tax is approximately $1,887,500 at December 31, 2015. These amounts begin to expire in 2030.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Fixed assets

Details of fixed assets at December 31, 2015 are as follows:

Phone Equipment	$	175,412
Less accumulated depreciation		(43,447)
	$	131,965

OTR GLOBAL TRADING LLC

3. Related party transactions

On January 1, 2009, the Company entered into a licensing agreement with an affiliated company, OTR Global LLC. OTR Global LLC is a registered investment adviser which owns the copyrights to independent investment research.

The Company provides the investment research owned by OTR Global LLC to its clients. The research fee expense for the year ended December 31, 2015 was approximately $7,608,000 and approximately $942,700 of this was included in due to affiliated entities at year end.

The Company participates with an affiliated company, OTA Management LLC in healthcare benefit plans and at December 31, 2015 had an amount due to OTA Management of $24,801 for contributions made for the Company's employees.

Pursuant to the sub-lease agreement signed in 2014, the Company pays rent to the Company's parent. Rent expense under this agreement for the year ended December 31, 2015 was approximately $161,000. This lease will expire on April 30, 2025.

Aggregate future lease payments of office space to the Company's parent for the years subsequent to December 31, 2015 are approximately $1,561,000. Future minimum lease payments under this lease are as follows:

Year ending December 31, 2015

2016	$	152,299
2017		155,882
2018		159,466
2019		163,049
2020		166,633
Thereafter		763,671
Total	$	1,561,000

4. Net capital requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company's net capital was approximately $3,846,000 which was approximately $3,796,000 in excess of its minimum requirement of $50,000.

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provision under subparagraph (k)(2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

6. Concentration of credit risk

The Company maintains its cash balances in one financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from this counterparty.

7. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. Although virtually all of the institutional customer activity is cleared on a Deliver versus Payment and Receive versus Payment basis, money balances and long and short security positions, predominantly for employee or affiliated accounts, may be carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

8. Subsequent events

The Company has evaluated subsequent events through the date these financial statements were issued. No events were noted which would require disclosure in the footnotes to the financial statements.